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FEB 28 2020
Washington, DC

SEC FILE NUMBER
8-66091

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE HINA GROUP, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EMBARCADERO CENTER, SUITE 500
(No. and Street)

SAN FRANCISCO	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jung Mei Wang (408) 998-1688 x 163
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WANG ACCOUNTANCY CORP
(Name – *if individual, state last, first, middle name*)

28 NORTH FIRST ST STE900	SAN JOSE	CA	95113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EB

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year. **For more information on these requirements, see SEC Release No. 34-70073 available at** https://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines (effective February 2016):
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BOX Options Exchange, LLC
Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc.
Cboe Exchange Inc., Cboe C2 Exchange, Inc.
Cboe EDGA Exchange Inc., Cboe EDGX Exchange, Inc.
Investors Exchange LLC (IEX)
Miami International Securities Exchange, LLC, MIAX Pearl, LLC, MIAX Emerald
Nasdaq ISE, LLC, Nasdaq GEMX, LLC, Nasdaq MRX, LLC
Nasdaq Stock Market, LLC, Nasdaq BX, Inc., NASDAQ PHLX LLC
New York Stock Exchange, Inc., NYSE Arca, Inc., NYSE American, LLC
NYSE National and NYSE Chicago

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. **If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.**

Name of Auditor* Rosemary Wang.

Wang Accountancy

PCAOB #*

5079

Auditor Address - Street* City* State* Zip Code*

28 North First Street, #900	San Jos	CA	95113

Auditor Main Phone Number*

(408) 998-1688

Lead Audit Partner Name*

Rosemary Wang

Lead Audit Partner Direct Phone Number*

Rosemary Wang, CPA

Lead Audit Partner Email Address*

rosemary@wangchouaccountancy.com

FYE: 2019-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

- [x] Facing Page [Form X-17A-5 Part III]
- [x] An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- [x] Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- [x] Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- [x] Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(
- [x] Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- [x] Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(ii

SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.

( ) Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

(•) Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

- [ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* Choose Files no files selected

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A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 26 day of Feb, 20 20, by Eric Dewey Clow, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

(Seal)

Violeta M. Santa Gadea Lopez
COMM. #2221353
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. Nov. 10, 2021

THE HINA GROUP, INC.
(SEC I.D. No. 8-66091)

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Year Ended December 31, 2019

Filed pursuant to Rule 17a-5(e)(3) under
The Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

THE HINA GROUP, INC.
(Wholly Owned Subsidiary of Hina Group Holding)
Table of Contents

Wang Accountancy Corp.
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Hina Group, Inc.
San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying balance sheets of The Hina Group Inc. (the "Company", a wholly-owned subsidiary of Hina Group Holdings) as of December 31, 2019, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended and the related notes to the financial statements and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 and Note 5 to the financial statements, results of the Company may not be indicative of those of a stand alone entity, as the Company is a controlled subsidiary. Our opinion is not modified with respect to this matter.

Wang Accountancy Corp.
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

Report on Supplemental Schedules

The Schedule of General and Administrative Expenses, Schedule I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Wang Accountancy Corp.

San Jose, California

We have served as the Company's auditor since the year 2004

San Jose, CA
February 26, 2020

THE HINA GROUP, INC.
(Wholly Owned Subsidiary of Hina Group Holdings.)
Statement of Financial Condition

At December 31,		2019
ASSETS		
Current assets		
Cash and cash equivalents	$	86,461
Accounts receivable		709,555
Prepaid federal income tax		8,520
Total current assets		804,536
Total assets	$	804,536

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Financial Condition

December 31,		2019
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Payroll and payroll tax payable	$	6,622
State income tax payable		841
Total current liabilities		7,463
Total liabilities		7,463
Stockholder's equity		
Common stock ($1 par value; 10,000,000 shares authorized, 150,000 issued and outstanding)		150,000
Additional paid in capital		168,119
Retained earnings		478,953
Total stockholder's equity		797,072
Total liabilities and stockholder's equity	$	804,536

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings.)
Statement of Income

For the year ended December 31,		2019
Consulting income	$	126,758
Total revenue		126,758
Less: general and administrative expenses		116,659
Loss before provision for income taxes		10,100
Income tax expense		2,375
Net income	$	7,725

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Changes in Stockholder's Equity

For the year ended December 31,

	Number of shares	Common stock	Additional paid-in capital	Retained earnings	Total
Balance - December 31, 2018	150,000	$ 150,000	$ 168,119	$ 471,229	$ 789,348
Net income				7,725	7,725
Balance - December 31, 2019	150,000	$ 150,000	$ 168,119	$ 478,953	$ 797,072

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Cash Flows

For the year ended December 31,		2019
Cash flows from operating activities:		
Net loss	$	7,725
Adjustments to reconcile net loss		
to net cash used by operating activities		
Change in accounts receivable		(32,558)
Change in prepaid federal tax		(6,234)
Change in credit card payable		(829)
Change in income tax liabilities		841
Change in accounts payable		(2,408)
Change in payroll liabilities		5,397
Total adjustment		(35,791)
Net cash provided (used) by operating activities		(28,067)
Cash flows from investing activities:		
Cash proceeds from sale of property		-
Net cash provided (used) by investing activities		-
Cash flows from financing activities:		
Proceeds from issuance of common stock		-
Net cash provided (used) by financing activities		-
Net change in cash and cash equivalents		(28,067)
Cash and cash equivalents at beginning of year		114,527
Cash and cash equivalents at end of year	$	86,461

Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Income tax	$	2,375
Interest	$	-

Notes to Financial Statements

NOTE 1 – Summary of Significant Accounting Policies

The Company:

The Hina Group, Inc. (the Company), a California corporation, is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of FINRA. The Company advises clients regarding M&A transactions and private placements, primarily in China and the United States communications and IT industries.

The Company is 100% owned subsidiary of Hina Group Holdings in George Town, Cayman Islands.

Accounting Methods

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents:

The Company defines cash equivalents as all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase. The Company states cash equivalents at cost, which approximates market.

Fair Value of Financial Instruments:

Carrying amounts of the Company's financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturity.

Income Taxes:

Income taxes are prepared on accrual basis. The Company does not record deferred tax asset or liability since there are no assets or liabilities that create the timing differences.

Revenue Recognition:

Hina Group, Inc. has a service agreement with Hina Group Holdings, its parent company, which allows it to bill its parent for all costs plus an eight percent (8%) profit margin, where the 8% is based on total current expenses.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Cash

Cash consists of the following:

At December 31,		2019
Cash in bank	$	86,461
Cash	$	86,461

NOTE 3 – Accounts Receivable - Related Party

At December 31,		2019
Accounts receivable	$	709,555

NOTE 4 - Income Taxes:

The provision for income taxes consists of the following:

For the year ended December 31,		2019
Current		
Federal	$	1,575
State		800
Total current income tax	$	2,375

NOTE 5 - Related Party Transactions:

The Company is a member of a group of companies owned by or affiliated with Hina Group Holdings. The relationships are as follows:

Related Parties	**Relationship**
Chen, Hong	Shareholder of Hina Group Holdings
Eric Clow	Shareholder of Hina Group Holdings
Hina Group Holdings – Cayman Islands	Shareholder of The Hina Group, Inc.
Hina Group Beijing	Subsidiary of Hina Group Holdings

The significant transactions with the aforementioned parties are summarized as follows:

At December 31,		2019
Accounts receivable - Hina Group Holdings	$	709,555

For the year ended December 31,		2019
Revenue from Hina Group Holdings	$	126,758

NOTE 6 – Employee benefit plans

The Company provides a 401(k) profit sharing plan, which is available to employees who have completed one year of service and have attained age of twenty-one. There is no contribution made by the Company for the year ended December 31, 2019.

NOTE 7 – Operating Leases

The Company's total rent expense for the year was $966.

NOTE 8 - Regulatory requirements

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities of customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $78,997 which was $73,997 in excess of its net capital requirements of $5,000.

NOTE 9 – Concentration of credit risk

Present accounting standards require disclosure of concentrations of credit risk, including bank balances in excess of Federal Deposit Insurance Corporation (FDIC) guarantee. At December 31, 2019, the Company did not have bank balance in excess of FDIC guarantee.

NOTE 10 – Concentration of revenue

In 2019, Hina Group Holdings accounted for 100% the total revenue.

NOTE 11 – Subsequent events

In connection with the preparation of the financial statements and in accordance with ASC topic 855, Subsequent Events, Hina Group Inc. evaluated subsequent events after the financial statements dated December 31, 2019 through February 26, 2020, which was the date the financial statements were available to be issued and determined there were no other items to be disclosed.

Supplementary Information

THE HINA GROUP, INC.

(A Wholly Owned Subsidiary of Hina Group Holdings)

Schedule of General and Administrative Expenses

For the year ended December 31,		2019
Bank charges	$	1,024
Licenses and permits		4,829
Payroll service		1,208
Payroll tax		5,696
Penalty		41
Professional fees		22,744
Postage and delivery		757
Rent		966
Salaries and wages		71,000
Telecom & computers		8,393
Total operating expenses	$	116,659

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)

SCHEDULE I
Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

		December 31, 2019
Net Capital		
Total shareholder's equity	$	797,072
Add: subordinated borrowings allowable for net capital		-
Total capital and allowable subordinated borrowings		797,072
Deductions and/or charges		
Nonallowable assets:		
Receivable (related party)		709,555
Other receivable		-
Prepaid expense		8,520
		718,075
Net capital before haircuts on securities positions		78,997
Haircuts:		-
Net capital	$	78,997
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	7,463
Total aggregate indebtedness	$	7,463
Computation of Basic Net Capital Requirement		
Minimum net capital under rule 15c3-1(a)(1)(i)		498
Minimum net capital under rule 15c3-1(a)(2)(vi)		5,000
Required minimum net capital (greater of 15c3-1(a)(1)(i) rule 15c3-1(a)(2)(vi))		5,000
Excess Net Capital		73,997
Excess Net Capital less greater of 10% indebtednedd or 120% of minimum dollar net capital requirement		72,997
Ratio: Aggregate Indebtedness to Net Capital		9.45%

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2019)

There were no material differences between the computation of net capital under Rule 15c-1 in the above computation and the corresponding unaudited part IIA filing by the company for the year ended December 31, 2019

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2019

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchanges Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule, and the Company met the exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the most recent fiscal year without exception.

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2019

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchanges Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule, and the Company met the exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the most recent fiscal year without exception.

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended ________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

The Hina Group Inc.
27660 Central Dr.
Los Altos Hills CA 94022
-4291

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 171.50
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 25, 2019 Date Paid	(95.26)
C.	Less prior overpayment applied	(—)
D.	Assessment balance due or (overpayment)	76.24
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	—
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 76.24

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 76.24

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

PLEASE SEE NOTARY ATTACHMENT

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Hina Group Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the ~~27th~~ 26th day of ~~January~~ February, 20 20

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________

2 ____________________

3 ____________________

4 ____________________

5 ____________________

6 ____________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SANTA CLARA

Subscribed and sworn to (or affirmed) before me on this 26TH day of FEB, 2020, by
Date *Month* *Year*

(1) ERIC DEMEY CLOW

(and (2) ____________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Violeta M. Santa Gadea Lopez
COMM. #2221353
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. Nov. 10, 2021

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________________ **Document Date:** __________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ____________________

Wang Accountancy Corp.
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

The Hina Group, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which The Hina Group, Inc. identified the following provisions of 17 C.F.R. Rule 15c3-3(k) under which The Hina Group, Inc. claimed an exemption from 17 C.F.R. Rule § 240.15c3-3: (2)(i) (the "exemption provisions") and The Hina Group, Inc. stated that The Hina Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Hina Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Hina Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wang Accountancy Corp.

San Jose, California
February 26, 2020

CHINA 汉能

Securities and Exchange Commission
100 F Street, NE
Washington. D.C. 20549

To whom it may concern:

Hina Group, Inc. claims exemption from Rule 15c3-3 under SEA Rule 15c3-3 section (k) paragraph 2(i) for the period from January 1, 2019 to December 31, 2019. Paragraph 2 states "The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)." To our best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Best Regards,

Eric Clow, FINOP
Hina Group, Inc.